January 26, 2021

VIA EDGAR AND BY COURIER

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dane Saglio

Re:	Seneca Biopharma, Inc.
Registration Statement on Form S-4
Filed December 23, 2020
File No. 333-251659

Ladies and Gentlemen:

On behalf of Seneca Biopharma, Inc. (“Seneca”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 19, 2021 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Seneca has also revised the Registration Statement in an Amendment No. 1 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Seneca’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Registration Statement on Form S-4

Questions and Answers About the Merger

What is the Merger?, page 1

1.	Please revise and continue to update your disclosure here and in the Exchange Ratio discussion on pages 122-23 to disclose the current and/or anticipated status of the Seneca net cash calculation. Please also provide examples of estimated percentage ownership based on Seneca's level of net cash at the Effective Time.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure as requested on pages 1, 122, and throughout the Amendment.

January 26, 2021 Page 2

2.	Please explain to us why you have included two separate calculations of the post-merger combined company ownership at the bottom of page 1. In particular, please explain why you have only included 50% of the shares subject to the Equity Warrants in the first calculation as well as in other calculations throughout the document, which state that pre-Merger Seneca equity holders will hold approximately 26.2% of the combined company (assuming Seneca net cash between $4.5 million and $5.0 million).

Please also update this section to include a cross-reference to the Pre-Merger Financing discussion that appears later in the document.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 1 of the Amendment to clarify that the calculation using an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing, but including 50% of the shares subject to the Equity Warrants, is the calculation that was used by Seneca and LBS to determine the Exchange Ratio pursuant to the Merger Agreement. Seneca respectfully advises the Staff that Seneca disclosed a second calculation on a fully diluted basis, as Seneca believes that this additional information may help a stockholder more fully understand the capitalization of the combined company.

In addition, Seneca has revised the section to include a cross-reference to the Pre-Merger Financing discussion that appears later in the document.

3.	Please revise your disclosure here and in the preceding letter to stockholders of Seneca Biopharma, Inc. and Leading BioSciences, Inc. to disclose the identity of the Investor.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 1 of the Amendment and the preceding letter to stockholders of Seneca to disclose the identity of the Investor.

4.	Per your description of the CVR Agreement on page 146, please update your disclosure here and on page 18 to clarify, if true, that holders of Seneca common stock immediately prior to the effective time will only receive proceeds from Legacy Monetization Events to the extent that such proceeds exceed $300,000 in the aggregate. Please also revise to confirm whether the up-front payment of $100,000 received by Seneca for the license NSI-189, as well as any additional proceeds received by Seneca prior to the Effective Time, will be treated as a Legacy Monetization.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure to clarify that no distributions will be made from any Legacy Monetization Events unless the proceeds are at least $500,000. Further, we have clarified that the final distribution will require at least $300,000 in the CVR Escrow which we have also described. Additionally, we clarified that no distributions will be made to the CVR Holders regarding any funds received prior to the Effective Time, which would include the $100,000 received by Seneca for the license NSI-189. These changes were made on pages 19, 146 and throughout the Amendment.

January 26, 2021 Page 3

Prospectus Summary

Leading BioSciences, Inc., page 13

5.	Please provide a more detailed, balanced summary of LBS's business including a description of its lead product candidates and the status of its current clinical programs. Refer to Item 3 of Form S-4.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised the disclosure starting on page 13 of the Amendment.

6.	Given that LBS has not yet initiated a Phase 2/3 or Phase 3 clinical trial for any of its product candidates, please revise your statement that LBS is a "late" clinical stage biopharmaceutical company here and on pages 185 and 231.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised pages 185, 231 and throughout the Amendment.

Nasdaq Capital Market Listing, page 24

7.	Please revise your disclosure here and on the cover page to indicate whether the Nasdaq's determination regarding the initial listing application will be known at the time stockholders are asked to vote on the merger agreement and whether you have had any discussions with Nasdaq concerning the initial listing application. Please also revise to include a discussion of the potential consequences to investors, including the ability of investors to buy and sell shares of common stock, if Nasdaq does not approve the listing application of the combined company, but Seneca and LBS proceed with the merger. Finally, please revise your disclosure to indicate whether you expect Seneca's current failure to comply with Nasdaq's minimum bid price requirement to have any impact on the initial listing application of the combined company.

Response: Seneca respectfully acknowledges the Staff’s comment has revised its disclosure to confirm that shareholders will know the status of the Nasdaq application at the special meeting of Seneca on page 24 and throughout the Amendment. Additionally, we have added two risk factors regarding the parties moving forward with the merger without approval and the resulting delisting of Seneca’s Common Stock as well as the impact on investors on page 32. Finally, on January 22, 2021, Seneca received notice from Nasdaq that it regained compliance with the Nasdaq minimum bid price. Seneca issued a press release related to regaining compliance on January 25, 2021.

The Merger

Background of the Merger, page 79

8.	To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For instance, please identify the representatives of Seneca and LBS who participated negotiation calls on September 25, 2020, October 6, 2020 and October 7, 2020 as well as the representatives who negotiated on calls between November 6, 2020 and December 15, 2020.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure as requested on page 79 of the Amendment.

January 26, 2021 Page 4

9.	We note your disclosure that you selected Solebury and Hibiscus as your financial advisors. Please provide more details regarding the selection process for financial advisors, including the qualifications considered.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure as requested on page 79 of the Amendment.

Seneca Reasons for the Merger, page 93

10.	We note your disclosure throughout the document that the Exchange Ratio formula is based upon an LBS valuation of $97.85 million. However, your disclosure on page 103 indicates that Cassel Salpeter's analysis of comparable public companies indicated an implied equity value reference range for LBS of $58.4-87.6 million and that Cassel Salpeter's analysis of comparable IPOs indicated an implied equity value reference range for LBS of $58.1-82.9 million.

Please revise your disclosure to discuss the reasons why Seneca's board determined that a higher LBS valuation is fair to, advisable and in the best interests of Seneca and its stockholders.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure as requested on pages 94 and 102 of the Amendment.

Opinion of the Financial Advisor to the Seneca Transaction Committee

Financial Analysis of Seneca, page 102

11.	Please revise your disclosure to provide the implied equity value reference range for Seneca on an aggregate basis.

Response: Seneca respectfully acknowledges the Staff’s comment and has consulted with Cassel Salpeter and revised its disclosure as requested on page 102 of the Amendment.

Interests of the Seneca Directors and Executive Officers in the Merger, page 105

12.	Please update your disclosure to discuss whether the report commissioned from Radford -Aon Rewards Consulting, Inc. included a discussion or recommendation with respect to the compensation payable to the executive officers discussed in this section, including the compensation that may be paid to executive officers in exchange for the cancellation of their options.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure on page 105 of the Amendment to clarify that AON only calculated 280G thresholds for the executive officers and did not provide a recommendation.

January 26, 2021 Page 5

13.	Please define the term "Accrued Obligations."

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure to define “Accrued Obligations” on page 105 of the Amendment.

Material U.S. Federal Income Tax Consequences of the Merger, page 113

14.	Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., "If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code"). Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised pages 7, 21, 115, and 116 of the Amendment.

Agreements Related to the Merger

Pre-Merger Financing, page 142

15.	Please revise your disclosure in the "Securities Purchase Agreement (Equity Financing)" subsection to describe the circumstances under which the Converted Additional Shares would not be delivered to the Investor by the 136th day following the Effective Time.

Please also update your disclosure to clarify, if true, that any Converted Additional Shares not delivered to the Investor from escrow will be distributed to the holders of LBS capital stock at the Effective Time.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 142 of the Amendment to describe the circumstances under which the Converted Additional Shares would not be delivered to the Investor by the 136th day following the Effective Time and to clarify that such number of Converted Additional Shares not delivered to the Investor from escrow will be distributed to the Milestone Recipients.

Contingent Value Rights Agreement, page 144

January 26, 2021 Page 6

16.	Please revise your disclosure to (i) explain the role of the CVR Agent and (ii) discuss how the CVR Holders' Representative will be selected. Please also revise to clarify whether Seneca's obligations pursuant to the CVR Agreement will become the obligations of the combined company following the Effective Time.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure as requested on page 146 of the Amendment.

17.	We note your disclosure that (i) Seneca will be entitled to use all or a portion of the Ongoing Support Funding ($500,000) for expenses related to a Legacy Monetization, (ii) that Seneca will pay $500,000 (i.e. the entire amount of the Ongoing Support Funding) to the CVR Holders' Representative at the Effective Time and that (iii) the CVR Holders' Representative will be entitled to be reimbursed from a segregated escrow account for costs related to any Legacy Monetization.

Please update your disclosure to clarify (A) whether the intent of the arrangement is that the CVR Holders' Representative's fee will be reduced by amounts used by Seneca for expenses related to a Legacy Monetization and (B) the amount of funds that will be placed in the segregated escrow account and the identity of the escrow agent.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure as requested on pages 145-146.

18.	We note your disclosure that each CVR will entitle its holder to receive a pro rata portion of 80% of the net proceeds from any Legacy Monetization. We further note that "net proceeds" is defined as gross proceeds less deductions. Please revise your disclosure to explain how the remaining 20% of net proceeds from any Legacy Monetization will be allocated.

We further note your disclosure on page 146 that the gross proceeds of any monetization will be reduced by the amount of the Ongoing Support Funding. Please update your disclosure here and in the Q&A in your document to clarify, if true, that the $500,000 of Ongoing Support Funding must be repaid before the net proceeds of any Legacy Monetization are distributed to legacy Seneca stockholders.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure with regard to (i) the remaining 20% of net proceeds on pages 2, 19, 144 and throughout the Amendment and (ii) the Ongoing Support Funding on pages 145-146.

Description of Seneca's Business

Employees, page 183

January 26, 2021 Page 7

19.	Please revise your disclosure here and on page 221 to provide a description of your human capital resources as required by Item 101(c)(2)(ii) of Regulation S-K.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised its disclosure as requested on page 183 and on page 221 of the Amendment.

Description of LBS's Business

Overview, page 186

20.	Please update LBS's pipeline chart to clarify whether each of the product candidates in the chart is wholly-owned or licensed from a third party.

In addition, we note the inclusion of an oral protease inhibitor for glucose control and autoimmune disease in LBS's pipeline table. Given the status of development and the limited disclosure in the prospectus regarding these programs it seems premature to highlight theses program prominently in LBS's pipeline table. Accordingly, please revise to remove these programs from the pipeline table or advise.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised pages 186 and 232 of the Amendment.

21.	We note the disclosure throughout this section stating that "evidence suggests that digestive enzyme leakage...", "genetic evidence supporting the association of proteases...", "there is building evidence that...", "multiple lines of evidence implicate aberrant protease activity", etc. Please revise these and similar statements to clearly described where this evidence was observed and whether it was based on studies or trials conducted by LBS or by a third party.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised pages 186, 201, 203, 204 and 232 of the Amendment.

Our Strategy, page 187

22.	Please update this section, or another part of the Description of LBS's Business as appropriate, to discuss whether you have identified the first indication(s) for which you anticipate seeking marketing approval for LB1148 and the clinical trials that you will be required to conduct to support your initial application(s) for marketing approval.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised pages 186, 201, 203, 204 and 232 of the Amendment.

January 26, 2021 Page 8

23.	Please remove the statement that LBS intends to "rapidly" develop LB1148 as well as any other statements that state or imply that you will be successful in developing and progressing your product candidates in a rapid or accelerated manner as these statements are inherently speculative.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised pages 187 and 203 of the Amendment.

24.	Please remove here and throughout to remove any statements that LBS's product candidates are "best-in-class" or "first-in-class" because the term suggests that the product candidates are effective and likely to be approved by the FDA. If your use of the term was designed to convey your belief that your product candidates are based on a differentiated technology or approach, you may further discuss how your technology or approach differs from those of your competitors.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 187 of the Amendment.

25.	We note your statements that a "similarly designed" open-label clinical trial provide evidence that LB1148 can reduce the time to return to bowel function in GI surgery and that three patients treated with LB1148 who were assessed for postoperative adhesions did not develop postoperative adhesions.

Please balance your disclosure to disclose the stage of these trials, whether the trials were powered for efficacy, and any relevant limitations. We further note that your disclosure on page 194 regarding the postoperative adhesions assessment states that the surgeon for one of the three patients was not an investigator and that postoperative adhesions were not formally assessed. Please revise your statements on page 187 to reflect the discussion on page 194.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 187 of the Amendment.

Unmet Needs in Intestinal Barrier Dysfunction and the Opportunity for LB1148, page 187

26.	We note your statement here that LB1148 "is expected to confer multiple benefits" as well as your statement elsewhere that LB1148 "is expected to improve patient outcomes." We similarly note your statements that data suggest that LB1148 may prevent postoperative adhesions in surgical patients, that LB1148 may offer distinguishing benefits for patients providers and that LB1148 may reduce overall length of stay in both the hospital and ICU settings. These are just examples.

January 26, 2021 Page 9

Please revise your disclosure throughout your prospectus to revise these and similar statements to eliminate conclusions or predictions that LB1148 is or will be effective as determinations of efficacy are solely within the authority of the FDA. You may provide a summary of the objective data from your preclinical studies and clinical trials without including conclusions related to efficacy.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised pages 190, 191, 192, 195, 196 and 198 and throughout the Amendment.

Clinical Development of LB1148, page 192

27.	Please update your disclosure to include a explanation of statistical significance.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 192 of the Amendment.

CV Surgery Phase 1, LBS-IST-CVS-101, page 192

28.	Please update your disclosure to discuss whether the clinical trial of LB1148-Z can be used to support an eventual NDA filing with the FDA.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 192 of the Amendment.

PB101, page 200

29.	Please revise your disclosure to state whether PB101 is wholly-owned by LBS or in- licensed. Please also revise your disclosure to clarify whether you conducted the studies referenced later in this section or if they were conducted by a third-party. Further, please present more detailed information regarding the studies in animal models that indicate that PB101 can preserve intestinal issue following intestinal injury. Alternatively, explain to us why this disclosure would not be material.

Finally, please revise your disclosure to indicate the status of a potential IND filing for PB101 or explain to us why this would not be practicable.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 200 and 201 of the Amendment. Further, Seneca advises the Staff that PB101 is neither wholly-owned nor in-licensed as LBS is working on a proprietary formulation. Disclosure was added to page 200 of the Amendment to this effect.

Protease Activity and IBD, page 201

30.	Please revise and simplify your disclosure in the first seven sentences of this paragraph. Your disclosure should clearly explain the role of proteases and should clearly convey the potential relationship between protease activity and GI diseases.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 201 of the Amendment.

January 26, 2021 Page 10

Intellectual Property, page 206

31.	Please update this section to discuss your IP coverage for PB101.

Response: Seneca respectfully advises the Staff that LBS does not currently have IP coverage for PB101. In response to this comment, and others related to PB101, Seneca has decreased the emphasis on PB101 in the disclosure, including by removing it from the pipeline chart. In addition, Seneca has added disclosure on page 200 of the Amendment stating that “LBS is working on a proprietary formulation of PB101 for future clinical studies…”

Co-Development Agreement with Newsoara, page 209

32.	Please update your disclosure in this section to clarify if LB1148 and PB101 are subject to the agreement.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 209 of the Amendment.

Government Regulation and Product Approval, page 210

33.	Please update your disclosure in this section to include a discussion of the regulation of polyethylene glycol 3350 ("PEG") referenced on page 47 of your registration statement. In your revisions, please disclose whether you have discussed the classification of PEG in LB1148 with the FDA or other regulatory agencies. Please also explain why an FDA decision that LB1148 is a combination product would require additional clinical trials "for which there is not currently a feasible clinical trial design."

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 195 of the Amendment.

Description of Seneca Capital Stock

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 272

34.	We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We further note your disclosure on page 280 that your exclusive forum provision does not apply to Securities Act or Exchange Act claims. Please revise your disclosure here to clarify, if true, that the exclusive forum provision described here does not apply to Securities Act or Exchange Act claims.

Response: Seneca respectfully acknowledges the Staff’s comment and has revised page 272 of the Amendment.

January 26, 2021 Page 11

* * *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre

Raul Silvestre

Silvestre Law Group, P.C.